September 18, 2009

Trina C. Winkelmann, Esq.
Morgan, Lewis & Bockius
1111 Pennsylvania Avenue, NW
Washington, DC   20004

Re: Nuveen Municipal High Income Opportunity Fund
        File Numbers: 333-161462, 811-21449

Dear Ms. Winkelmann:

        We have reviewed the registration statement for the fund named above as filed on
Form N-2 on August 20, 2009. The filing was made for the purpose of registering
additional shares. In accordance with Investment Company Act Release No. 13768
(February 15, 1984), we have decided to selectively review the registration statement.

        We have no comments at this time. We may have comments on disclosure
included in any subsequent pre-effective amendment.

        You are reminded that the burden of full and fair disclosure rests with the
registrant, its counsel, and others engaged in the preparation of these registration
statements. As a matter of law, this burden cannot be shifted to the Commission or its
staff.

        Any questions you may have regarding the filing or this letter may be directed to
the undersigned at (202) 551-6961.

                                        Sincerely yours,

                                        John Grzeskiewicz
                                        Senior Counsel